Universal Display Corporation

375 Phillips Boulevard

Ewing, NJ 08618

July 20, 2016

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery
Division of Corporation Finance

Re:	Universal Display Corporation

Form 10-K for the fiscal year ended December 31, 2015

Filed February 25, 2016

File No. 001-12031

Dear Mr. Vaughn:

Universal Display Corporation (“we,” “us,” “our” or the “Company”) is hereby responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter addressed to Sidney D. Rosenblatt, the Company’s Executive Vice President and Chief Financial Officer, dated July 13, 2016, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”).

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.

Form 10-K for the Year Ended December 31, 2015

Item 6. Selected Financial Data, page 29

1.	We note that you present non-GAAP measures for various financial statement line items, including cost of material sales, operating expenses, operating income, income before income taxes, net income and net income per basic and diluted common share. Each non-GAAP measure should be accompanied by a separate reconciliation of the differences between the disclosed measure and the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. Please refer to the guidance in Item 10(e)(1)(i)(B) of Regulation S-K and revise future filings to include the required reconciliations.

In future filings, the Company will provide separate reconciliations to accompany each non-GAAP measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

2.	In addition, please revise your future filings to correctly and consistently label your non-GAAP measures. For example, on page 29 you present the non-GAAP measures adjusted net income and adjusted net income per basic and diluted common share while on page 30 you present the same non-GAAP amounts labelled as net income and net income per common share. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

In future filings, the Company will revise the labels of non-GAAP measures to ensure that they are consistent.

3.	We note that you disclose non-GAAP measures that adjust your cost of material sales, operating expenses, operating income, income before income taxes, net income and net income per common share information to remove the impact of an inventory write-down during 2015. From your disclosures on page 36 we note that you had inventory write-downs in both 2015 and 2014 but you chose to remove the impact of the inventory write-down and related tax effect in the non-GAAP measures for 2015 only and did not include similar non-GAAP disclosures that reflected the impact of inventory write-downs in 2014. Accordingly, your 2015 non-GAAP measures may be inconsistent with Rule 100(b) of Regulation G as well as Question 100.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your future filings.

In future filings, the Company will ensure that its disclosures are consistent with Rule 100(b) of Regulation G as well as Question 100.02 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

4.	Revise your future filings to provide a more robust discussion of the reasons why management believes the presentation of each non-GAAP measure provides useful information to investors regarding your financial condition and results of operations. Please refer to the guidance in Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

In future filings, the Company will provide more robust discussion of why management believes each non-GAAP measure provides useful information to investors regarding the Company’s financial condition and results of operations.

Furthermore, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Universal Display Corporation

By:	/s/ Sidney D. Rosenblatt
Sidney D. Rosenblatt
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Mr. Dennis Hult, Division of Corporation Finance

Mr. Jay Webb, Senior Accountant, Division of Corporation Finance

Mauro Premutico, Esquire

Justin W. Chairman, Esquire